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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INLCUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THEREFORE FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )1

                        WITS BASIN PRECIOUS MINERALS INC.
          ------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                   977427 10 3
                   -------------------------------------------
                                 (CUSIP Number)

                        Hawk Precious Minerals USA, Inc.
                               404-347 Bay Street
                            Toronto, Ontario M5H 2R7

                                 With a copy to:
                             William M. Mower, P.A.
                       Maslon Edelman Borman & Brand, LLP
                             3300 Wells Fargo Center
                             90 South Seventh Street
                           Minneapolis, MN 55402-4140
                              Phone: (612) 672-8200
          ------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     To Receive Notices and Communications)

                                  June 26, 2003
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss.240.13d-7 for other parties to whom copies are to be sent.

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               (Page 1 of 5 pages)

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SCHEDULE 13D                                                         Page 2 of 5

CUSIP No. 977427 10 3
--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

    Hawk Precious Minerals USA, Inc.
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                          (a)  ( )
                                                          (b)  ( )
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3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*

    OO  (See Item 3 on Page 3)
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e) ( )

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

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                                     7. SOLE VOTING POWER
             NUMBER OF                    5,000,000
              SHARES                 ---------------------------------
           BENEFICIALLY              8.   SHARED VOTING POWER
             OWNED BY
               EACH                  ---------------------------------
             REPORTING               9.   SOLE DISPOSITIVE POWER
              PERSON                        5,000,000
               WITH
                                     ---------------------------------
                                     10.  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
    5,000,000
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
    [ ]
--------------------------------------------------------------------------------
13. PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT  IN ROW 11
    16.8%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    CO
--------------------------------------------------------------------------------

                               (Page 2 of 5 pages)

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ITEM 1.  SECURITY AND ISSUER

This statement relates to the common stock, $.01 par value, of Wits Basin Precious Minerals Inc., a Minnesota corporation ("Wits Basin"). The address of Wits Basin's principal executive offices is 800 Nicollet Mall, Suite 2690, Minneapolis, MN 55402.

ITEM 2.  IDENTITY AND BACKGROUND

This Schedule 13D is being filed by Hawk Precious Minerals USA, Inc. The business address for the reporting person is 404-347 Bay Street, Toronto, Ontario M5H 2R7. Hawk Precious Minerals USA, Inc. is a Minnesota corporation. H. Vance White, the Chief Executive Officer of Hawk Precious Minerals USA, Inc. is also a director of Wits Basin Precious Minerals Inc. In addition, Michael Pickens and Walter Brooks are directors of the Reporting Person and also directors of the Issuer.

During the last five years, H. Vance White, Chief Executive Officer of the Reporting Person, has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

During the last five years, Michael Pickens, a director of the Reporting Person, has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

During the last five years, Walter Brooks, a director of the Reporting Person, has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The shares reported in Item 11 on page 2 were received as partial consideration for a contribution of certain assets to in Active Hawk Minerals, LLC, a joint venture between Hawk Precious Minerals USA, Inc. and Wits Basin Precious Minerals Inc.


                               (Page 3 of 5 pages)
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ITEM 4.  PURPOSE OF TRANSACTION

The shares of Wits Basin subject to this Statement are held by the Reporting Person solely for investment purposes.

Although the Reporting Person has not formulated any other definitive plan, it may from time to time acquire, or dispose of, common stock and/or other securities of the Company if and when they deem it appropriate. The Reporting Person may formulate other purposes, plans or proposals relating to any of such securities of the Company to the extent deemed advisable in light of market conditions, investment policies and other factors. Except as indicated in this Statement, the Reporting Person has no current plans or proposals which would relate to or would result in any of the following matters:

                  (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

                  (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (e) Any material change in the present capitalization or dividend policy of the issuer;

                  (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

                  (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

                  (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

                  (j) Any action similar to any of those enumerated above.


                               (Page 4 of 5 pages)
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ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER

a.- b.  Hawk Precious Minerals USA, Inc. beneficially owns 5,000,000 shares.

According to information provided by the Issuer, as of November 10, 2003, the Company had 29,747,181 shares outstanding. Accordingly, based upon this information the Reporting Person is the beneficial owner of 16.8% of the outstanding shares.


c. TRANSACTIONS WITHIN THE LAST 60 DAYS

         The Reporting Person disposed of 1,250,000 shares on September 9, 2003 in consideration for certain services rendered to the Reporting Person. The market price of such stock on that date was $0.71 per share. On or about
November 7, 2003, the Reporting Person exercised its option to purchase 2,500,000 shares in exchange for the remaining one-half interest in Active Hawk Minerals, LLC.

d. Not applicable.

e. Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER

H. Vance White, the Chief Executive Officer of Hawk Precious Minerals USA, Inc. is also a director of Wits Basin Precious Minerals Inc.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 26, 2003                HAWK PRECIOUS MINERALS USA, INC.



                                        By: /s/ H. Vance White
                                            -----------------------------------
                                            H. Vance White
                                            Chief Executive Officer


                               (Page 5 of 5 pages)